Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

SEC File No.: 001-39469


Payoneer
PAYONEER
TO GO PUBLIC

FAQs

Hi everyone,

as promised, we are collecting questions and answering them as we go. Feel free to submit more questions here - we will answer them as soon as we can.

What has happened? (A short summary of the transaction)

- Payoneer announced on February 3, 2021 that it has commenced a process to become a public company.
- This milestone for Payoneer is the result of a business combination agreement with an already publicly traded special purpose acquisition company (SPAC), FTAC Olympus Acquisition Corp. ("FTOC").

- The transaction assigns Payoneer a $3.3 billion pro-forma enterprise value once the deal is closed.
- The deal is expected to leave us with over $500 million in cash on our balance sheet.
- The primary goal is to leverage our capabilities and our team to continue to drive growth and support customers well into the future.
- The proposed transaction is expected to close in Q2 of 2021, at which point Payoneer will be a publicly traded company. Until that date, Payoneer remains a private company.
- This is really exciting news, marking the start of a process that will take us into a new phase of our growth.


PAYONEER
TO GO PUBLIC

Shared Documents

Payoneer-SPAC-Transaction-Summary_41358

Galit Mendelson
Modified on Feb 17, 2021

Payoneer To Go Public - Transaction Summary

What is a SPAC?

- A special-purpose acquisition company (SPAC) is a public company formed wi the goal of acquiring strong businesses and taking them into the public marke to accelerate growth and create value.
- Not only are we an ideal candidate for a SPAC, but we are fortunate to have partnered with a proven SPAC sponsor that shares our vision for the future an that specializes in Fintech with a great track record.

Who is FTAC Olympus Acquisition Corp.?

- FTAC Olympus Acquisition Corp. is a SPAC led by Betsy Z. Cohen as Chairman of the Board and Ryan M. Gilbert as President and Chief Executive Officer, formed for the purpose of acquiring or merging with technology and financial services technology companies. Our senior management and board members have known Betsy Cohen for many years. She is a pioneer in in the Fintech industry and has been following Payoneer for many years.
- The FTAC Olympus team brings deep expertise in fintech and financial services and is recognized as a leader and pioneer in the recent evolution and emergence of SPAC transactions.

How long were we in negotiations with FTOC?

- Discussions regarding this transaction started in the last few months of 2020. Further details about the transaction appear in the proxy statement relating to the transaction, which was filed with the Securities and Exchange Commission (SEC) on February 16th, 2021.

Why does FTOC combining with Payoneer make sense now and over the long term?

- FTOC has over $750 million in cash.
- This is a strategic business decision that will greatly benefit Payoneer as we accelerate the growth of our global payment and commerce-enabling platform and support for existing and new customers around the world.
- Becoming a publicly traded company is the logical next step to support our growth. This new source of capital will provide greater financial flexibility, in addition to the necessary scale and resources to achieve our mission of democratizing access to the ecommerce ecosystem and financial services, while driving growth for digital businesses of all sizes from all over the world.
- FTOC recognizes the value of our vision and leadership team, talented employee base and competitive business model. As a result of this transaction, we will be able to continue our growth and market expansion strategy.

Why is Payoneer an attractive opportunity for FTOC?

- Payoneer has a massive addressable market with strong tailwinds.

- We have built a unique global platform, brand, product suite, and network effects create significant and sustainable competitive advantages.
- We have a diversified go-to-market strategy with compelling unit economics and business model.
- We have an exciting multi-pronged growth strategy that builds on the momentum in our business.
- We have a proven team with a demonstrated ability to drive growth and shareholder value.

Why go through this SPAC transaction instead of a traditional IPO?

- Management and the board believe this is the best course of action to take in this current market environment and circumstances, as it allows Payoneer all the benefits that come from an IPO, with greater price certainty, access to larger pools of capital and without having to deal with some of the challenges and limitations of traditional IPO processes.

I saw that a "PIPE" was mentioned in the announcement release. What is a PIPE and what does that signal?

- A PIPE transaction is a private investment in public equity.
- In a PIPE transaction, the SPAC identifies an investor or group of investors to provide additional capital to the SPAC in exchange for a private placement of the SPAC's public securities at a price typically equal to the SPAC IPO price.
- This is a way to get anchor investors to be part of the transaction – both existing investors and new ones.
- Investors demonstrated very strong interest in participating in our PIPE transaction, a sign that they too believe in Payoneer and the large growth opportunity ahead. In fact, we had more demand from high quality investors than we could accommodate in the transaction.

What are the final terms of the deal?

- The terms of the transaction are detailed in our press release and investors presentation, and the Form 8-K which FTOC filed with the SEC. It is important

to note that the deal has been signed but has not yet closed.

- There are additional disclosures in the proxy statement that New Starship Parent Inc. filed with the SEC on February 16th, 2021. New Starship Parent Inc. is a Delaware corporation established for the purpose of carrying out the transaction.

What does this transaction and new chapter in our journey mean for Payoneer?

- We will continue to operate as Payoneer, retaining our culture and pushing ahead with our mission and strategy to be a leading payment and growth partner for the global, digital ecommerce ecosystem.
- We will have more resources to make long term investments and to explore additional acquisitions.
- This is a significant milestone in our company journey and a testament to you continued hard work, dedication, partnership and support.
- As a small group of us continue to work through the details of closing this transaction, we are counting on you to keep up the great work, the passion ar spirit and continue doing your very best work for our customers, clients and partners.

What will change in Payoneer?

- ***Payoneer will still be Payoneer***. Our brand, mission, team will all continue. At the same time, and as a public company, we will need to make sure we follow the proper processes and guidelines and be very mindful to financial management. And, we will need to be very careful about what we say and what we share with others and therefore must make sure we follow the guidelines.

How this will help with our day-to-day Operations? Will we use some of the investment we got from the opportunity to improve our system/database etc.., and if yes, how soon?

- Our primary goal of this investment is to leverage it for our further growth, development of additional products as well as invest in effectiveness and

efficiency of the ways we are doing things.

Will this impact employee compensation and equity grants?

- The company continues operating in this regard in accordance with its regular practice. This means that we are going to continue abiding by our existing compensation plans. In heading towards going public it is now even more important to focus on one of our goals for 2021, to approach the business with a disciplined financial management mindset.

Now that we raised a lot of money is there going to be a Globathon this year? Pay raises?

- In accordance with our organizational process we conduct salary review each year and ensure that our employees are properly compensated in alignment with market benchmark. As for the Globathon, we have several milestones ahead of us, and above all, we all look forward to the post-COVID era, in which we may be able to plan real on-site social activities.

What will be the retention policy once we are public?

- In our efforts to continue and be market leaders in our domain, we look forward to retaining our top talent, top performers and key contributors. We are investing in various development plans as well as long term incentive plans.

There have been publications in the media that we are losing money. Can you explain our financial status?

- We have been EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) profitable since 2012, which is the measure of profitability that the board of directors and management have used to measure our profitability. This is a common measurement used by many growth companies. On a formal accounting basis, we have had negative net income for most of the years we have been in business.

What should I do if a reporter or any third party reaches out to me for information about this transaction?

- It is imperative that you not talk to anyone outside Payoneer or share any information.
- Should you receive any press or other external inquiries, please inform them that you are not an approved company spokesperson and forward details of t inquiry to Irina Marciano (irinama@payoneer.com) and Jonny Steel (jonnyst@payoneer.com), who can help handle media requests appropriately during this sensitive time.

What can I discuss going forward with friends and family and/or on social media?

- You are encouraged to share Payoneer corporate posts on your own channels you would like to do so. You can also share press releases or other links to nev coverage.
- Please do not share your views or opinions about any announcement or speculate about what it might mean.
- Please share your excitement about the news but avoid engaging with comments that relate to specifics of any deal, company performance or future plans. Payoneer employees are now limited to providing only data that is already publicly released by the Company.
- *In brief, you can share news from Payoneer that the company has already publi announced via a press release or a blog post. If you're aware of a new detail, product or any other type of progress that has not been shared via the company official channels, you should keep it confidential.*

What does this mean for employees who have stock options? Can they exercise them now?

- At this point, Payoneer is still not a public company and therefore nothing has changed. Employees with outstanding options will not experience any change, and the plan and vesting dates remain in place, prior to closing.
- Once the deal closes, vested and unvested options will be converted to vested and unvested options of the new public company based on a certain exchange ratio (which will be determined in the accordance with the business

combination agreement with FTOC), and the change will be reflected in your account with Carta, our equity management platform.

- As part of the deal, Payoneer stockholders, and under certain circumstances employees with vested stock options, will participate in the sale, by selling up to 15% of their stock and vested options when the deal closes in a few months.
- In addition, employees will be able to sell vested stock following a lockup period of 180 days after the closing date.
- We will share more about both opportunities as the details become available. Until then please be patient – we will communicate everything very clearly and answer specific questions once we have all the relevant details.

Can employees exercise their options into shares now?

- Option holders are free to exercise their vested options prior to closing of the transaction.

What happens to options of employees that leave the company now?

- If the employee's options have vested, s/he are free to exercise them prior to closing of the transaction (but within up to 90 days post the termination of employment date). Employees should consult with their tax advisors on such matter.

When do options become actual money?

- Once the options are vested and exercised, and the underlying stock is sold by the stockholder in the market for cash.

How can I calculate what my options are worth?

- Please refer to your account with Carta to understand how many options you have. Upon closing – each option will be converted to option of the new public company based on a certain exchange ratio (which will be determined

in the next months, before the transaction is closed). Then, the daily share price of the new public company will be listed on the stock market and could be used to calculate the value of the options.

I understood we can't trade the FTOC stock, but I see also FTOCU and FTOCW. What does that mean?

- These are the different securities symbols of FTOC. Due to the SPAC deal with FTOC, we would like to remind us all that we are prohibited from trading that stock.

What are the types of option that Payoneer currently is granting to its staff, e.g. RSU, or vested options?

- Payoneer's current Stock Incentive Plan includes stock options and RSUs. Employee stock options offer the option holder the right to purchase shares of the Company at a fixed exercise price and subject to pre-defined terms in the Notice of Award/Option Agreement between the Company and the options holder. The Notice of Award/Option Agreement contains details such as: the period of time that the employee will have to remain in the Company in order to be eligible for the options (Vesting period), the price the employee will have to pay for each share (the Exercise price), the tax arrangement applicable to the options, etc. The exercise price determined in each individual employee's Option Agreement is the fair market value of the Company's share on the grant date, as determined for such purpose by an independent external appraiser pursuant to an independent valuation they perform for purpose of determining the exercise price. In the case of outstanding RSUs, no price shall be paid, and upon vesting pursuant to the terms of the RSU Agreement, the portion of the vested RSU will settle into Company shares.

Will secondary sale be forced?

- Once the deal closes, vested and unvested options will be converted to options of the new public company based on a certain exchange ratio (which will be determined in the next months prior to closing) and the change will be reflected in Carta. As part of the terms of the deal, holders of vested options will be required to sell a certain percentage of their vested stock options when the deal closes. More details on this are available in the 8-K filing of FTOC,

which is publicly available on the Securities and Exchange Commission's website. In addition, employees will be able to sell vested stock following a lockup period of 180 days after the closing date. We will share more about both cases mentioned above as the details become available. Until then, please be patient – we will communicate everything very clearly and answer specific questions once we have all the relevant details.

Technical question of selling in secondary - Can I select from which chunk of options to sell?

- We will share more details when the details become clear.

Won't the valuation at closing be lower than what we would get at the market later on (even post lockup period)?

- Once traded in the open market, the Payoneer stock can naturally be traded for higher or lower prices, based on demand and other market forces.

Expiration time of options

- Generally, according to our current Stock Incentive Plans, the exercise period of an option is ten years from the date of grant (subject to early termination provisions per the Plans).

Will Payoneer give options to new employees from now on?

- Payoneer implemented a Total Compensation Philosophy, according to which employees may be compensated by salary, bonus or variable component and equity. The decision about each employee's compensation package is based on various criteria such as role, level, benchmark and more. We strongly believe that our employees are important to the company's success and may share it as applicable.

Will options be distributed in the current compensation round?

- Some employees may be granted equity in the Year-End process, similar to every year and in accordance with our Total Compensation Philosophy.

What are the tax implications?

- The profit derived by an employee from exercising vested options is taxed in each country according to the tax rules applicable in that country, and in most cases the tax payment is generally deferred to the date the employee sells the share. You should consult with a personal tax specialist regarding your tax obligations and implications, and the rules in place in your relevant country.

Can I buy/sell/trade FTOC stock?

- In short, no. Please don't trade FTOC stock or any related products like options, futures, or other derivatives.
- If you currently hold any securities of FTOC, please reach out to ask@payoneer.com.

These FAQs are provided for informational purposes only and have been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Payoneer, Inc. and FTAC Olympus Acquisition Corp. ("FTOC") and related transactions and for no other purpose.

Forward Looking Statements

The information in these FAQs includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FTOC's, Payoneer's or New Starship Parent Inc.'s ("New Starship") future financial or operating performance. For example, projections of future Volume, Revenue, Transaction Profit, and Operating Income are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential" or "continue," or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such

forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FTOC and its management, and Payoneer and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Reorganization between Payoneer and FTOC (the "Reorganization"); (2) the outcome of any legal proceedings that may be instituted against FTOC, Payoneer, New Starship or others following the announcement of the Reorganization and any definitive agreements with respect thereto; (3) the inability to complete the Reorganization due to the failure to obtain approval of the shareholders of FTOC, to obtain financing to complete the Reorganization or to satisfy other conditions to closing; (4) changes to the proposed structure of the Reorganization that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Reorganization; (5) the ability to meet applicable listing standards following the consummation of the Reorganization; (6) the risk that the Reorganization disrupts current plans and operations of Payoneer as a result of the announcement and consummation of the Reorganization; (7) the ability to recognize the anticipated benefits of the Reorganization, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Reorganization; (9) changes in applicable laws or regulations; (10) the possibility that Payoneer or the combined Company may be adversely affected by other economic, business and/or competitive factors; (11) Payoneer's estimates of its financial performance; and (12) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in FTOC's Prospectus dated August 25, 2020 filed with the Securities and Exchange Commission (the "SEC") on August 26, 2020, the section entitled "Risk Factors" in FTOC's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, as well as any further risks and uncertainties contained in the Form S-4 proxy statement filed by New Starship on February 16, 2021. Nothing in FAQs should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of FTOC Payoneer or New Starship undertakes any duty to update these forward-looking statements.

Additional Information About the Reorganization and Where To Find It

In connection with the Reorganization between Payoneer and FTOC, New Starship filed with the SEC a preliminary proxy statement / prospectus and FTOC will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not

contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and, when available, any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC's website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these FAQs under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC's Prospectus dated August 25, 2020 filed with the Securities and Exchange Commission on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/consent solicitation statement/prospectus filed with the SEC on February 16, 2021. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

These FAQs are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.